SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 5, 2022

By Edgar

Benjamin Meeks, Esq.
Office of Structured Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Daimler Trucks Retail Receivables LLC
Registration Statement on Form SF-3
File No. 333-261321

Dear Mr. Meeks:

On behalf of the registrant, Daimler Trucks Retail Receivables LLC, we transmit for filing under the Securities Act of 1933, Amendment No. 1 to the registration statement on Form SF-3, no. 333-261321.

In addition, the registrant has instructed us to provide the response set forth below to the staff’s comment of December 21, 2021.  For ease of reference, the staff’s comment has been repeated below in italics followed by the registrant’s response.

Registration Statement on Form SF-3

Form of Prospectus
Risk Factors, page 20

1.
To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

We have added a risk factor to the form of prospectus to address climate change risks.  See  “The impact of climate change and the ongoing efforts to mitigate its impact may increase the risk of losses on your notes” on page 34 of the form of prospectus.  See also “Losses on the receivables may be affected disproportionately because of geographic concentration of the receivables” on page 32 of the form of prospectus which addresses climate change risks in the context of geographic concentration risks.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely ,

/s/ Siegfried Knopf

Siegfried Knopf

Cc:	Arthur Sandel, Esq. – Securities and Exchange Commission
Jeffrey Fleishmann, Esq. – Daimler Trucks Retail Receivables LLC
Dale W. Lum, Esq. – Sidley Austin LLP